EXHIBIT 99.1
GOLDEN PREDATOR	SEABRIDGE GOLD
NEWS RELEASE

JUNE 22, 2011
TSX: GPD NR 11-23 www.goldenpredator.com	TSX: SEA NYSE Amex: SA www.seabridgegold.net

Golden Predator and Seabridge Gold
Agree to Contribute Select US Gold Assets to
Wolfpack Gold Corp.

Vancouver, British Columbia, June 22, 2011: Golden Predator Corp. (“Golden Predator”) (TSX:GPD), and Seabridge Gold Inc. (“Seabridge”) (TSX:SEA; NYSEAmex:SA) are pleased to announce that they have executed a letter of intent (“Letter of Intent”) pursuant to which Golden Predator and Seabridge will contribute an industry-leading portfolio of US gold assets into Wolfpack Gold Corp. (“Wolfpack”).

Golden Predator and Seabridge both seek to focus on their advanced Canadian assets and as such are contributing select US gold properties to Wolfpack to create value from undervalued assets and create a premier gold exploration and development company with its principal projects  in Nevada, USA.

It is anticipated that the Board of Directors of Wolfpack, at the closing of the transactions, will consist of Rudi Fronk, William E. Threlkeld, William M. Sheriff, John W. Legg, David Schmidt and two additional directors, each of whom is independent of Wolfpack, Seabridge and Golden Predator.

Wolfpack Property Portfolio
Golden Predator and Seabridge propose to contribute a total of 5 advanced stage and development properties, comprising over 7,635 hectares of land, to Wolfpack with Golden Predator's Adelaide Project and Seabridge’s Castle Black Rock Property being the most advanced.

Transactions with Golden Predator

Golden Predator will grant to Wolfpack an option to purchase its interest in the Adelaide and Tuscarora Properties located in Humboldt and Elko Counties, Nevada.  To exercise this option, Wolfpack will issue to Golden Predator an aggregate minimum of 12,500,000 common shares of Wolfpack (“Wolfpack Shares”) over a three year period, with Wolfpack issuing 1,500,000 Wolfpack Shares on closing.  The actual number of Wolfpack Shares to be issued to Golden Predator following closing is subject to upward adjustment, based on future value protection formulae, and hence, these share amounts should be viewed as the minimum number of Wolfpack Shares to be issued to maintain and fulfill the option.

In addition, Golden Predator will sell to Wolfpack its interests in 13 additional properties (collectively the “Golden Predator Secondary Properties”) including Golden Ridge, Angel’s Camp, and Mineral Hill, for 4,500,000 Wolfpack Shares.

Transactions with Seabridge

Seabridge will grant to Wolfpack:

(a)
an option to purchase its interest in the Castle Black Rock Property, located in Nevada.  To exercise this option, Wolfpack must issue to Seabridge an aggregate minimum of 7,000,000 Wolfpack Shares over a three year period, with Wolfpack issuing 840,000 Wolfpack Shares on closing;

(b)
an option to purchase its 90% interest in the Four Mile Basin Property located in Nevada.  To exercise this option, Wolfpack must issue to Seabridge an aggregate minimum of 2,700,000 Wolfpack Shares over a three year period, with Wolfpack issuing 324,000 Wolfpack Shares upon closing; and

(c)
an option to purchase its 90% interest in the Liberty Springs Property located in Nevada.  To exercise this option, Wolfpack must issue to Seabridge an aggregate minimum of 2,250,000 Wolfpack Shares over a three year period, with Wolfpack issuing 270,000 Wolfpack Shares upon closing.

William M. Sheriff, the President and CEO of Golden Predator, personally holds a 10% interest in the Four Mile Basin and Liberty Springs Properties.  Mr. Sheriff will grant to Wolfpack:

(a)
an option to purchase his interest in the Four Mile Basin Property.  To exercise this option, Wolfpack must issue to Mr. Sheriff an aggregate minimum of 300,000 Wolfpack Shares over a three year period, with Wolfpack issuing 36,000 Wolfpack Shares upon closing; and

(b)
an option to purchase its 10% interest in the Liberty Springs Property.  To exercise this option, Wolfpack must issue to Mr. Sheriff an aggregate minimum of 250,000 Wolfpack Shares over a three year period, with Wolfpack issuing 30,000 of such Wolfpack Shares upon closing.

The actual number of Wolfpack Shares to be issued to Seabridge/Sheriff following closing is subject to upward adjustment, based on future value protection formulae, and hence, these share amounts should be viewed as the minimum number of Wolfpack Shares to be issued to maintain and fulfill the options.

In addition, Seabridge will sell to Wolfpack its interests in 25 additional properties (collectively, the “Seabridge Secondary Properties”) including the Golden Arrow South Project for 4,072,500 Wolfpack Shares.  Mr. Sheriff has minority interests in certain of the Seabridge Secondary Properties, which he will sell to Wolfpack for 427,500 Wolfpack Shares.

Royalties

The Castle Black Rock, Adelaide, Four Mile Basin, Liberty Springs, Golden Predator Secondary and Seabridge Secondary Properties (collectively the ”Properties”) will be subject to a 2% net smelter royalty on all precious metals and a 1% net smelter royalty on all non-precious metals derived from such properties in favour of the vendors.  Should any of the Properties be subject to pre-existing royalties, the respective vendor will receive a 1% net profits royalty.   With respect to the Properties in which Mr. Sheriff holds an interest, the applicable royalty will be divided between Seabridge and Mr. Sheriff in proportion to their interests.

Properties
The properties being optioned by Wolfpack, as well as the more significant Golden Predator and Seabridge Secondary Properties, are:

Adelaide Project - Humboldt County, Nevada

The Adelaide Project is located in southeastern Humboldt County, Nevada; about 18 miles (29 km) southeast of Winnemucca.  Golden Predator controls over 4,338 acres (1,755 ha) covering 3.6 miles (5.8 km) of strike along the mineralized Adelaide structure. The Project consists of 210 unpatented claims, of which 190 are leased.

The Adelaide Project is optioned in conjunction with the Tuscarora property under an agreement with Atna Resources Corp. (formerly Canyon Resources Corporation).  Golden Predator assumed the position of Atna in an underlying agreement with Newmont Mining Corporation to earn-in to 100% ownership of the property subject to a 3% NSR to Newmont, in addition to various other NSR's associated with underlying lease agreements.  Newmont retains a one-time option on either project to enter into a joint venture whereby Newmont would hold a 51% and the Company a 49% interest.

The largest past producer within the property, the Crown Mine, operated intermittently from the early part of the century into the early 1940's.  It has produced approximately 19,000 oz gold and 345,000 oz silver from a combination of open pit and underground workings. The most recent mining on the property took place from 1988 to 1991; a small open pit operation south of the Crown Mine produced a total of 4,917 oz gold and 53,474 oz silver from the Margarite and Recovery vein zones.  In addition, the property has been the focus of exploration over the last 30 years by a number of companies.  Approximately 220 percussion and RC holes, as well as 18 core holes have been drilled in several areas on the property including the Adelaide-Crown and Margarite-Recovery veins, as well as the Robbers Knob area.  Each of these prospects in the district has had various historic resources and reserves announced on them, none of which are compliant with NI 43-101 resource categories.

Golden Predator has completed 59 drill holes on the Adelaide Project over the past two years, testing multiple targets and advancing the Margarite vein structural zone target to a point requiring delineation drilling to adequately define a potential resource.  In addition to the successful work on the Margarite zone, Golden Predator’s drilling identified a zone of shallow high grade mineralization on an offset of the Crown vein to the north of historic open pit operations, and confirmed the existence of high grade mineralization over 122 m (400 ft) of strike on the Sage vein located 450 m (1,500 ft) to the northwest of the Margarite vein.  Additional drilling has been recommended for these zones.

Drilling on the Margarite vein has identified a strong continuity of high grade intercepts along strike and increasing gold grades with depth.  RC drill holes GPA-035, GPA-036 and GPA-037 demonstrated continuity of +0.1 oz/t (+3.43 g/t) mineralization over 900 ft (274 m) of strike, and over 150 ft (46 m) of vertical extent as well.  The best intercept obtained in this drilling had 0.632 oz/t (21.67 g/t ) gold across and true vein zone wiDth of 23.3 ft (7.09 m) .  The elevation range of the drilled gold intercepts is interpreted to be the upper levels of the boiling zone in the bonanza vein style system.  The system is open to the north and down-dip.  The exploration drilling also identified anomalous gold bearing veins sub parallel to the Margarite zone that warrant testing at the favorable horizon.

To advance the delineation drilling and metallurgical sampling for the Margarite vein structural zone, Golden Predator has initiated permitting for an exploration drift to develop underground workings to approximately 250 ft (76 m) below the surface of the Margarite pit floor and establish underground drilling platforms.  These drill platforms will allow for the further delineation of the known mineralization and continue testing the same structure down-dip, and will also test additional parallel vein targets.  The savings in reduced footage of delineation and exploration drilling from underground versus continued surface drilling will significantly offset the cost of underground development work and also allow for metallurgical sampling.

Castle Black Rock Project - Esmeralda County, Nevada

The Castle Black Rock Project is located in Esmeralda County, Nevada.  The Project straddles U.S. Highway 95/6, approximately 20 miles (32 km) west of Tonopah, Nevada and consists of 125 unpatented lode claims covering 2,580 acres (1,045 ha).  The property is held under a 100% lease with Platoro West Incorporated and is subject to a sliding scale NSR that ranges from 3% to 5% depending on the price of gold.  Fischer Watt Gold also holds a 1% NSR on 62 CP and NEW claims and a 0.7% on 57 NBSS and JP claims.  Seabridge retains the right to buy back half of the Platoro West Incorporated royalty at any time for US$1.8 million.

Several companies have explored the property in the past and there has been limited mining.  Production records are not available and total gold production is not known.

An independent, NI 43-101 compliant resource estimate for the Castle Black Rock Project dated July 31, 2009 was prepared for Cortez Resources Corp. by Bikerman Engineering & Technology Associates, Inc. (“Bikerman”).1  In that report, an Inferred Mineral Resource of 14.68 MM tonnes at a grade of 0.454 g/t gold was calculated using a 0.25 g/t cutoff on the Castle zone.   This mirrors a non-NI 43-101 compliant resource estimate prepared by Bikerman on the Castle Zone in 2000.2  The 2000 Report also disclosed additional resource estimates on the Berg-Boss and Black Rock zones, which do meet the requirements of the current NI 43-101 regime.  A cutoff grade of 0.25 g/t was used in the 2000 Report calculations.  These historic estimates are set forth in the following table:

	Tonnes	Grade (g/t)	Contained Grams (Ounces)
Castle Zone Measured and Indicated	8,330,762	0.574	153,689
Berg-Boss Zone Measured and Indicated	3,517,945	0.471	53,307
Black Rock Zone Measured and Indicated	532,097	0.467	7,994
Total Measured and Indicated	12,380,804	0.540	214,990

Castle Zone Inferred	6,677,990	0.353	75,748
Berg-Boss Zone Inferred	1,234,857	0.432	17,139
Black Rock Zone Inferred	37,509	0.350	422
Total Inferred	7,950,356	0.365	93,310

Readers are cautioned while Bikerman’s 2000 resource estimate is considered to be reliable and relevant it does not use categories as defined in NI 43-101.  The historic resource estimate is based on prior data and reports obtained and prepared by previous operators, and the reader is cautioned that none of the calculations conform to NI 43-101 requirements for reporting reserves and resources. Wolfpack has not done the work necessary to verify the classification of the mineral resource estimates.  Wolfpack is not treating the historical mineral resource estimate as a NI 43-101 defined resource verified by a qualified person.   The

1 Castle-Black Rock Project – Castle Zone Resource Evaluation, Bikerman Engineering & Technology Associates, Inc., July 31, 2009.

2 Resource Estimation of the Castle – Black Rock Project, Bikerman Engineering & Technology Associates, Inc., October 5, 2000.

 historical estimate should not be relied upon. The Castle Black Rock Project will require considerable further evaluation which Wolfpack’s management and consultants intend to carry out in due course. Presently, the historical estimates serve primarily as an exploration tool.

The resource model for Bikerman’s 2000 and 2009 estimates was constructed with a computerized 3-D block model employing Medsystem software, and using an inverse distance cubed interpolation procedure, capping the higher grade values within each rock type, limiting the search by rigid geologic boundaries and reported at a cut-off grade of 0.25 grams of gold per tonne.

The Castle Black Rock property lies within the Walker Lane structural zone, a 50-mile wide northwesterly trending zone of right lateral shears, normal faults and associated precious metal deposits.  Gold has been found in three zones on the property: Castle, Black Rock and Berg-Boss.  In each zone, gold is concentrated in structures hosted by volcanic and sedimentary rocks.  Gold is also distributed away from the structures in the volcanic rocks.

In the Castle zone, high-angle structures localize the highest-grade gold concentrations.  In these zones, multiple episodic boiling of hydrothermal fluids produced veins and breccia zones that concentrated gold.  Adjacent to these structures, fluids invaded the rock and created a lower-grade halo of gold concentrations.  The Castle target is not closed off along strike or at depth.  The Castle zone could ultimately connect with the Black Rock zone as well.

At the Berg-Boss zone, gold concentrations are centered on a northwest trending fault and the contact zones between rhyolite and andesite.  The Black Rock zone contains a high-angle northwest structure similar to the Berg-Boss zone.  Gold concentrations are associated with this northwest structure and are hosted by both sedimentary rocks and volcanic rocks.  Gold-bearing fluids have spread laterally along the contact between shale and rhyolite tuff.  Exploration potential is considered excellent.  The Berg zone was never delineated along its north side due to historic property boundary conflicts preventing access.  These boundary conflicts have since been resolved allowing exploration to progress north towards the mineralization remaining in the Boss pit.  Additionally, good exploration potential exists in areas where high-grade feeder structures may exist down dip on all of the known zones and in lesser prospected areas on the northwest side of the property.  Following up these high-grade feeder zones could increase grade estimates for the zones.  A two-stage, $2,000,000 work program is planned which will include 25,000 ft (7,622 m) of confirmatory, infill and reserve definition drilling, metallurgical test work and an environmental baseline study.

Four Mile Basin Project - Nye County, Nevada

The Four Mile Basin Project lies 29 miles (47 km) northeast of Tonopah, Nevada.  The Project consists of 207 lode claims covering 4,276 acres (1,730 ha) and is owned 90% by Seabridge and 10% by Sheriff.  Precious metal mineralization occurs in epithermal quartz veins and stockwork veining hosted by strongly silicified Paleozoic sediments and in a hot springs sinter hosted by Tertiary volcanics.  Much of the property is alluvial covered adding to the exploration potential.  There are several areas on the property where small scale historic mining is in evidence.  In addition, surface work and drilling by previous operators identified target areas including PZ, KM Peak, South Tuff Target, Opaline Hill and Lincs Sinter.  Property-wide rock sampling shows a widespread high background for gold as well as very high individual samples; the highest being 54 g/t gold and 404 g/t silver.  Although many companies have worked on portions of the property, none have systematically and thoroughly explored these targets.  Wolfpack proposes to compile all available data, continue with surface evaluation and design a drill program to test epithermal quartz veins and disseminated gold mineralization.

Liberty Springs Project - Nye County, Nevada

The Liberty Springs Project lies 18 miles (28 km) north-northwest of Tonopah, Nevada.  The Project consists of 80 lode claims covering 1,652 acres (669 ha) and is owned 90% by Seabridge and 10% by Sheriff.  At Liberty Springs precious metal mineralization occurs in epithermal quartz veins and stockwork veining hosted by bleached, argillized, limonite stained, and moderate to strongly silicified Cambrian - Ordovician sedimentary rocks.  Previous work by Pegasus Gold Corporation identified anomalous gold mineralization in several drill holes and low to ore grade mineralization in four holes.  The best drill intercept contained 5 ft @ 0.078 oz/t (1.52 m @ 2.67 g/t) gold within a 55 ft interval grading 0.018 oz/t (16.76 m grading .62 g/t) gold.  Wolfpack plans to build upon Pegasus’ solid foundation and focus on identifying possible high-grade feeder structures related to the more widely distributed low grade gold occurrences.

Golden Ridge Project - Modoc County, California

The Golden Ridge Project is a district-scale bonanza gold vein target located in the High Grade district in the Warner Mountains approximately 16 miles (26 km) southeast of Lakeview, Oregon.   The Project consists of 164 lode claims covering 3,388 acres (1,371 ha).  Golden Predator owns 150 lode claims and leases the remaining 14 claims under agreements with two separate owners.  The leased properties are subject to advance minimum royalty payments and NSRs that range from 2% to 5%.

Recent exploration at the Project has included shallow drilling concentrated upon defining low-grade disseminated gold mineralization amenable to surface bulk mining.  The project has been tested by over 114 mostly shallow vertical drill holes, concentrated upon the two areas where potential open pit disseminated gold mineralization were defined.  These drilling programs culminated in a non-NI 43-101 compliant historic gold resource of 1.23 MM tons @ 0.036 oz/t gold (1.12 MM tonnes at 1.23 g/t) with a .01 oz/t (.34 g/t ) cut-off as calculated by Golden Phoenix Mines, yielding a mineral inventory of 44,640 ounces gold (Taylor, 1998).  Readers are cautioned that the historic estimate is meant to put past production efforts into context, while it is considered to be reliable and relevant the estimate does not use categories as defined in NI 43-101. This historic resource estimate is based on prior data and reports obtained and prepared by previous operators, and the reader is cautioned that none of the calculations conform to NI 43-101 requirements for reporting reserves and resources. Wolfpack has not done the work necessary to verify the classification of the mineral resource estimates and is not treating the mineral resource estimates as a NI 43-101 defined resource verified by a qualified person. The historical estimates should not be relied upon. The Golden Ridge Project will require considerable further evaluation which Wolfpack intends to carry out in due course. Presently, the historical estimates serve primarily as an exploration tool.

The Golden Ridge Project is a low sulfidation epithermal gold system hosted by early Tertiary volcanic rocks intruded by and capped with younger Pliocene-age rhyolite and basalt. Mineralization in the district appears spatially and genetically related to the later, highly siliceous eruptive phases and associated hydrothermal activity. Emplacement of rhyolite domes and mineralization has occurred along a northeast-trending structural zone that is the locus of intense alteration. The style and setting of this mineralization is very similar to Yamana’s El Penon mine in Chile.

In 2009, Golden Predator completed five core holes totaling 1,443 ft (440 m) and 30 RC holes totaling 10,245 ft (3,123 m) on the Project.  The exploration program focused on targeting high grade (>0.3 oz/t (10.29 g/t)) gold bonanza vein style mineralization with grades to support trucking ore to a proposed central milling facility. The drilling tested geochemical and geological targets on the principle veins zones, including multiple tests on the Sunshine, Modoc and Alturas vein systems.  The 2009 program was successful in confirming the grade, and increasing the extent of, the mineralization.  Multiple >1 oz (>34.28 g/t) intercepts were obtained in this drilling, including 5 ft @ 2.92 oz/t gold (1.5 m at 100 g/t) from 52.5 to 57.5 ft and 30 ft averaging 0.73 oz/t gold (9.2 m averaging 25 g/t) from 120 to 150 ft in hole GPGR-29.   Wolfpack plans to follow-up with definition drilling on the Alturas and Moonlight veins, as well as the first drill tests of the Consolidated vein system.

Angel’s Camp Project - Lake County, Oregon

The Angel's Camp Project consists of 158 unpatented lode mining claims covering 3,264 acres (1,321 ha), located in Lake County, Oregon about 30 miles (48.3 km) west-northwest of the town of Lakeview on Oregon State Highway 140. The Angel's Camp project is adjacent to and a former part of the Quartz Mountain Project.   Golden Predator and Seabridge each hold a 50% interest in the Angel's Camp Project.  Quartz Mountain Resources retains a 1% NSR and Sheriff retains a 0.5% NSR on Angel’s Camp.

Angel’s Camp mineralization is part of a large, district scale epithermal mineralizing system associated with Tertiary volcanism. The bonanza veins system is hosted within late Miocene, rhyolite porphyry domes and adjacent basaltic flows, tuffs and volcaniclastic country rocks.

From 1982 to 1996, comprehensive exploration programs were carried out by several operators either within or on adjacent property to the Angel's Camp Project.  These programs, which consisted of geological mapping, soil and rock geochemistry, geophysical surveys and extensive reverse circulation (RC) and diamond drilling, resulted in several historic resource estimates on the Quartz Butte and Crone Hill deposits located on the adjacent Quartz Mountain property.  In 2004, Quincy Gold Corp. encountered bonanza gold grades in drilling at Angel's Camp, a prospect located approximately 2.5 miles (4 km) to the east of the Quartz Butte and Crone Hill resource areas.  Eight of Quincy’s nine holes intersected epithermal veins and vein breccias and five holes returned assays of greater than 0.1 oz/t (3.42 g/t) gold. Multiple, moderate to high-grade gold zones associated with banded epithermal vein and vein breccias were encountered within broad intercepts of lower, but bulk mineable grades within surrounding volcanic and volcaniclastic rocks.

Golden Predator completed a computer modeled evaluation of all available previous drill data for Angel's Camp which revealed a NNW trending, nearly vertical zone of high-grade gold intercepts, approximately 200 ft (61 m) in length, 35 to 50 ft (10.7 to 15.2 m) in width, plunging steeply to the north and at least 400 ft (122 m) in vertical dimension. This NNW plunging zone is at the intersection of several structural elements including the Angel's Camp vein and AC fault along with a newly defined second vein.  Golden Predator has applied for exploration permits for a drilling program to test the extensions of the mineralization defined by the previous drilling and to evaluate additional targets on the claims, and Wolfpack intends to carry forward this program.

Mineral Hill Project - Crook County, Wyoming

The Mineral Hill Project is located in Crook County, Wyoming, approximately 14 miles (23 km) east of Sundance.  The Project consists of 190 unpatented lode mining claims and 20 patented claims covering 4,339 acres (1,755 ha).  Golden Predator owns 113 claims and has leased 77 unpatented and 20 patented, contiguous claims.  The leased claims are subject to advanced minimum royalty payments, stock payments, a work commitment and a sliding scale NSR that ranges from 2.5% to 6%.  Wolfpack will be assuming these obligations.

The Mineral Hill mining district is one of the few known alkaline gold systems in Wyoming where gold mineralization is associated with the rare class of alkaline igneous rocks.  Similar systems in Wyoming include Rattlesnake Hills (Evolving Gold Corp.) and the nearby Sundance Property (Rare Element Resources Ltd.).  Just 15 km east of Mineral Hill in South Dakota, Goldcorp Inc. is currently producing gold associated with alkaline rocks from the Wharf Mine.

The Mineral Hill mining district is ringed by drainages that contain alluvial gold, and placer mining has taken place in the district since the 1870's.  Lode mines were subsequently developed on high-grade epithermal style gold veins, and milling operations were active in the district in the 1890's through the 1930's.  Even with the history of placer and lode production, only limited drilling and exploration has taken place in the district, and little is known about the subsurface environment. Since most of the district is covered by vegetation and thick soils, much of the district has yet to be explored.

The Mineral Hill mining district consists of a ring-shaped, multi-phase alkaline intrusive complex with a central diatreme complex.  Gold and copper mineralization appears to be best developed in zones adjacent to the diatreme pipe.  High-grade epithermal style gold veins that were the targets of historic mining activity are hosted in breccias along the western margin of the pipe, but newly recognized zones of copper and gold mineralization are located in monzonitic intrusive rocks along the north side of the diatreme.  The alkaline rocks at Mineral Hill include mafic rock types, which distinguishes the complex from others in the area, and may explain its apparent endowment in copper, a characteristic shared with other mafic alkaline complexes in the world.

While historic mining activities in the Mineral Hill district have focused on high-grade epithermal style gold veins and alluvial gold deposits, drilling by Bronco Creek in 2007 and Golden Predator in 2010 demonstrated the presence of porphyry-style copper-gold mineralization in the district.  Wolfpack is planning 6,000 ft (1,829 m) of reverse circulation drilling to further test this model later this year.

Golden Arrow South Project – Nye County, Nevada

Golden Arrow is a historical mining district that produced gold from low-sulfidation veins in the early part of the 20th century.  This area is 25 miles (40 km) east-southeast of Tonopah, Nevada and contains 230 lode claims covering 4,600 acres (1,862 ha) owned 90% by Seabridge and 10% by Sheriff.  A target identified on the property was drill tested in 2007 with 10 holes totaling 4,865 ft (1,483 m).   These drill holes intercepted several silica vein intervals and silica stockwork vein zones consistent with a low-sulfidation epithermal mineral system.  In addition, a silica-alunite breccia was encountered.  Only low concentrations of gold were discovered in this drilling campaign, but additional work was recommended to follow-up the extensive hydrothermal alteration and quartz veins.

Escrow
Some or all of the Wolfpack Shares issued pursuant to the proposed transactions or otherwise acquired by the parties to the Letter of Intent may be subject to the escrow requirements of National Policy 46-201 - Escrow for Initial Public Offerings, the Toronto Stock Exchange and/or other applicable securities legislation.  The Wolfpack Shares deposited in escrow will be released over a period of up to eighteen months from the date of closing.

Property Maintenance Costs
All costs with respect to the maintenance of the Properties, shall, from May 1, 2011 until the termination of the Letter of Intent, be the responsibility of Wolfpack.

Terms of the Transaction
The Letter of Intent contemplates that the closing is subject to the satisfaction of certain conditions precedent, including the following:

•
the concurrent completion of an initial public offering of 10,000,000 units of Wolfpack (the “Units”) by way of prospectus for gross proceeds to Wolfpack of not less than $8,000,000.  Each Unit will consist of one Common Share, and, if required, one-half of one transferable, non-trading Common Share purchase warrant (the “Warrant”).  Each full Warrant will entitle the holder thereof to purchase an additional Common Share at a price of not less than 150% of the issue price per Unit (the “Financing Price”); and

•	the listing of the Wolfpack Shares on the Toronto Stock Exchange.

The maximum number of Wolfpack Shares issuable pursuant to the options described above assumes that Financing Price is $0.80.

The transactions will be subject to numerous conditions precedent, including the negotiation and execution of definitive agreements, satisfactory due diligence reviews and the receipt of all required regulatory approvals, including the approval of the Toronto Stock Exchange with respect to the application for listing of the Wolfpack Shares on the Toronto Stock Exchange, subject only to the filing of usual documents.

Board of Directors

Rudi Fronk, MSc: Mr. Fronk is the Director, President and CEO of Seabridge and has over 30 years experience in the gold business, primarily as a senior officer and director of publicly traded companies.  Since 1999, Mr. Fronk has served as President and CEO of Seabridge. Prior to Seabridge, Mr. Fronk held senior management positions with Greenstone Resources, Columbia Resources, Behre Dolbear & Company, Riverside Associates, Phibro-Salomon, Amax, and DRX.  Mr. Fronk is a graduate of Columbia University from which he holds a Bachelor of Science in Mining Engineering and a Master of Science in Mineral Economics.

William E. Threlkeld, MSc: For the past 11 years, Mr. Threlkeld has served as Senior Vice President of Seabridge where he has designed and executed exploration and resource delineation programs which have defined more than 45 million ounces of measured and indicated gold resources.  His successes include the discovery and definition of the Mitchell and Iron Cap deposits which have made the KSM project in British Columbia the largest gold reserve in Canada.  Mr.  Threlkeld has 31 years’ experience in the industry and obtained a BSc from Colorado State University and an MSc in Economic Geology from the University of Western Ontario.

William M. Sheriff, MSc: An entrepreneur and visionary with over 30 years mineral exploration experience, Mr. Sheriff was a pioneer in the uranium renaissance and as Chairman of Energy Metals Corp., was responsible for compiling the largest domestic uranium resource base in US history. Mr. Sheriff is Chairman of the Predator Group and its member companies and is also a Director of Western Lithium Corporation. Mr. Sheriff owns one of the largest privately held mining databases in the world.  Mr. Sheriff holds a BSc degree (Geology) from Fort Lewis College, Colorado and a MSc from the University of Texas-El Paso in Mining Geology and Mineral Economics.

John W. Legg, BA. LLB: Mr. Legg is the President and a director of Golden Predator, as well as President and Managing Director of the Predator Group of Companies. Mr. Legg has a proven track record in the mining industry, with over 15 years’ experience with public resource companies: from 1994 through 2006 Mr. Legg was a securities lawyer in private practice, advising companies in natural resources, securities and corporate finance law, and from 2007 to 2009 Mr. Legg was Executive Vice-President of a private mining company operating in Mexico. Mr. Legg holds a BA from the University of British Columbia and an LLB from Dalhousie Law School.

David Schmidt, BASc: Mr. Schmidt completed his bachelor of applied science (mining) at the University of British Columbia in May, 2000, and since then has been working as a self-employed consultant to mineral exploration companies. He assists with financings, corporate and financial disclosure and corporate development. Mr. Schmidt is also currently a director and the president of Ryangold Corp. and Newmac Resources Inc., a director and chief executive officer of GFE Capital Corp. and Oceanside Capital Corp., and a director of Waymar Resources Ltd.

The technical content of this news release has been reviewed and approved by Mark J. Abrams, MSc, PG, RG, the Company's Vice-President of Exploration and a Qualified Person as defined by National Instrument 43-101.

About Wolfpack
Wolfpack’s corporate mandate is to explore and develop commercially viable gold resources in the leading gold district of Nevada, USA.

Wolfpack will focus on both high grade underground and bulk tonnage open pit opportunities. Proven management plus access to unparalleled geological talent and extensive experience in Nevada provide the ability to maximize shareholder value from Wolfpack’s quality asset base.

For additional information:
Golden Predator
William M. Sheriff, Chairman & CEO	(604) 648-4653
Seabridge Gold Inc.
Rudi Fronk, President & CEO	(416) 367-9292

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance. There are numerous risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking information. These and all subsequent written and oral forward-looking information are based on estimates and opinions on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the companies assume no obligation to update forward-looking information should circumstances or management's estimates or opinions change. Completion of the transactions described herein will be subject to numerous conditions, including the negotiation and execution of definitive agreements. There can be no assurance that the transactions will be completed as proposed or at all.